Filed by Raytheon Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Raytheon Company

Commission File No.: 001-13699

Date: June 14, 2019

The following is a transcript of a Fox Business interview with Tom Kennedy, Chairman and CEO of Raytheon Company, and Greg Hayes, Chairman and CEO of United Technologies Corporation, on Fox Business’ “Mornings with Maria” television program, which aired on June 12, 2019. The link to the video from the interview is available here: https://video.foxbusiness.com/v/6047358024001/#sp=show-clips:

Maria Bartiromo:	[00:00:00]	The United Technologies and Raytheon merger. Both companies say the deal will make the U.S. more competitive in the aerospace industry, with an $8 billion combined research and development investment. One hedge fund certainly is pushing back, however. Activist investor Bill Ackman saying the tie-up makes quote ‘no sense.’ He is ready to publicly denounce it. Joining me right now is the CEO of Raytheon, Tom Kennedy, along with CEO and Chairman of United Technologies, Greg Hayes. Gentlemen, it’s good to see you, thanks so much for joining us.

Greg Hayes:	[00:00:27]	Good morning, Maria.

Tom Kennedy:	[00:00:27]	Good morning, Maria.

Maria Bartiromo:	[00:00:28]	Let me just ask you, have you gotten back to – Greg, Greg Hayes, have you gotten back to Bill Ackman after the letter he sent you?

Greg Hayes:	[00:00:35]	Uh, actually, I, you know, will be talking to Bill in the next day or so, I have not had a chance to personally go see him but I will do that.

Maria Bartiromo:	[00:00:41]	What is your response to the dilution out of this deal and he’s saying the existing shareholders like himself will be diluted and that’s why it makes no sense?

Greg Hayes:	[00:00:49]	Yeah, I, I think you got to step back and think about this as a, as a long-term, why are we doing this merger? And clearly, you know, bringing these two great companies together with the technology, with the cash flows, with the investments, and the people, we’re going to have an unprecedented ability to meet customer demands over the long term. We’re going to be able to invest, we’re going to be able to hire a lot of people, and I think importantly, we’re going to generate a lot of cash. If you think about the first year together with Raytheon, I would expect we have about $8 billion of free cash flow on $15 billion of EBITDA and you’re going to see that cash continue to grow at double-digit rates for the – at least, into the near future. And I think importantly, the – what you have to keep in mind is, this is not a defensive acquisition or merger of equals as, as we’ve been characterized. We’re coming together out of strength. And we’re coming together because we believe the technology that Tom has, the technology that we have at UTC, are going to enable us to do things that nobody else can do.

Maria Bartiromo:	[00:01:47]	Yeah.

Greg Hayes:	[00:01:48]	And I think that story has resonated with our investors. Obviously, um, you know, people are wondering, you know, is this a good deal? And I can’t imagine a better deal than coming together in a merger of equals, where you bring two great companies together and you can have not just great financial performance, but putting innovation at the forefront of what our customers want and need.

Maria Bartiromo:	[00:02:06]	Yeah, I mean, to be clear there are many analysts on Wall Street who have either upgraded the stock or, or talked positively about it. I’ve got one that I’m looking right here offering a compelling combination in large defense growth verticals, like hypersonics, ISR, and energy-related, as well, as well as commercial aerospace. So, Tom, let’s talk about your technology and where you think it can go from here. Give us a sense of what you do with all of that cash once merged.

Tom Kennedy:	[00:02:33]	Well, right off the bat, the combined companies will have about $8 billion a year in research and development. And that’s very key today because that allows us to take that underlying technology, which by the way, supports both the uh, both the defense part of the business and also the commercial part of the business. And I think what we, we recognize and when I got together with Greg and we looked at this deal, over a year ago, we looked at what the combined technology can do for both the commercial front and then also for the defense front. For example, on the defense front the technologies that Pratt & Whitney has relative to heat transfer and material science in, in terms of high-temperature materials, can be applied directly to our hypersonic solutions for our next-generation missiles.

	[00:03:14]	On the other side, we have some great air traffic control technology within, you know, within Raytheon, and that combined with the technology that the commercial side of Pratt & Whitney has and also Collins has, allows us to uh, do things in air traffic control domain to help upgrade the whole air traffic control system, which is very antiquated by the way, if anyone who flies up the Northeast quarter finds out, the number of delays we have and airplanes kept on tarmacs, the combined companies can provide that kind of a solution with underlying technologies we have today.

	[00:03:43]	So, bottom line is we’re complementary across all boards. We don’t compete. I think one of the, you know, very interesting things and I was asked, why now? Here’s an opportunity to merge with another company that’s platform-agnostic just like Raytheon, and that we are complementary. So, there’s hardly any overlap. There’s about 1% overlap between the two businesses but where, where the synergy is, is in the technology. The technologies the two companies have combined, you know, allow us to address, you know, both the, the defense business and then also the commercial side of the business.

Maria Bartiromo:	[00:04:15]	And, and the same question I guess for, for you, when, when looking at what – how you’re going to allocate cash because I guess you have also acknowledged that you’ve foregone some potential investments in commercial business while the cash flows of Otis and Carrier have been necessary to support your buildup of inventory, is that right?

Greg Hayes:	[00:04:34]	Well, look, I, I don’t think we have passed on any investment that we thought made sense for the business on a long-term basis. Keep in mind we’re spending about $5 billion on our own this year on R&D. That’s a big nut for a business that’s essentially $75 billion in sales. Most of that, of course, is on the aerospace side. We are going to continue to invest and, as the business grows, it gives us more ability to invest and if you think about – I’ll give you just Pratt & Whitney as an example, $20 billion in revenue, over $1 billion in R&D, um, that’s 5% of sales. If sales grow, investment is going to grow. And I think, you know, that trend is only going to continue as we, as we grow these businesses.

Maria Bartiromo:	[00:05:13]	So, United Technologies, you’re, you’re saying that the merger will move the headquarters to Connecticut, uh -

Greg Hayes:	[00:05:19]	No, Boston.

Maria Bartiromo:	[00:05:20]	I’m sorry. From Connecticut to Boston, marking another company exodus from a high-tax state. Did that have something to do with it? A number of, of Republicans have been saying look, here’s another example of Connecticut and its high taxes driving another major company out to Boston with this merger, Greg?

Greg Hayes:	[00:05:37]	You know, Maria, that’s – you know, I would just say that’s just patently false. I mean, the, the, the rationale for this was, as a merger of equals, we make compromises. We made compromises on the name, we made the compromises on the board composition, we made compromises on headquarters location. Connecticut remains a big, big base for United Technologies. We’ve got great people, we’ve got great technology. Otis is going to be headquartered there, Pratt & Whitney is headquartered there. Um, and you know, from moving Connecticut to Massachusetts, it’s not like you’re going from high-cost to low-cost. The fact is we think there, there’s a huge talent base up in, up in Mass. and in the Boston area that will help us in the long term, in terms of recruiting talent. But this is not about Connecticut being a bad place to invest or a bad place to be. Um, again, I think it’s – it’s got some great, great people, it’s got some great attributes, and I think again, they’re getting their fiscal house in order which is the key to the long-term success of Connecticut.

Maria Bartiromo:	[00:06:33]	Yeah. By the way, I’m, I’m not criticizing it for that. I mean, we, we’ve talked about a lot what GE has done and we’re, we’re all for uh, lower, lower taxes, given the fact that we’ve seen the impact on, on broad economic growth.

Greg Hayes:	[00:06:46]	Absolutely.

Maria Bartiromo:	[00:06:47]	Let’s talk about manufacturing jobs for a moment, Tom. Because this technology and this combination of technology, you’ve said will create jobs. A lot of times when two companies merge, they have to cut jobs but you think you’re going to be able to create high-paying jobs?

Tom Kennedy:	[00:07:02]	We, we did our forecast and the combined – you know, the merger will – the company will provide over 70,000 jobs over the next five years. And those jobs are – we call them noble jobs. They’re, they’re jobs that pay way over minimum wage, the folks that have those jobs, they can buy a home, they can send their kids to school, they can save up for retirement, they have great health benefits. These are the jobs we want to have in United States of America and to make America great. And I, I really believe that this, this merger of equals will provide – will allow us to have the technology that we need to essentially drive this, this company to the next level, which will allow us to hire more of these noble jobs, more of these folks and, and also make America great.

Maria Bartiromo:	[00:07:43]	Do, do you want to add to that, Greg? And, and also, I want to get your take on what kind of business opportunities together you might see from the Pentagon, from other governments in terms of defense?

Greg Hayes:	[00:07:56]	Yeah, let me, let me go back to the jobs piece because I think it’s, it’s, it’s vitally important as a part of this story. We will be creating jobs, we are creating jobs today. All this investment in technology, translates into jobs, not just in engineering jobs, but also in these, I would call them high-paying jobs on our shop floor. And I’ll give you an example. Um, we have hired about 3,000 people in Connecticut in the last three years. We’ve gone from 16,000 to 19,000, we’re going to add another 1,000 in the next year. And that’s just – it’s, it’s a great story I think in terms of what we can do to help job growth. The problem we’ve got right now, of course, is there’s just not enough people to fill all the jobs that we have. I’d also say, you know, you’ll remember, Maria, it wasn’t that long ago that President Trump and I were having a discussion around the Carrier Indianapolis facility.

	[00:08:43]	And uh, we had a chance the other day to remind the President that, you know, we had made commitment of about 1,100 people in Indianapolis. Today, I think there’s 1,365, we’re about 25% above that. The fact is these businesses, they generate great jobs and it’s going to continue to do that.

As far as the, the technologies, I think, you know, Tom hit it on the head. It’s not just one single technology that the Pentagon is looking for. There are 10 different defense priorities. We have technology to address all 10 of those. And I think whether it’s hypersonics that Tom talked about, directed energy weapons, uh, whether it’s um, something to do with sustainment and, and mobility, assured communications, I think we, we can run the gamut of all of the things that the DOD needs, and save the DOD money by bringing these companies together.

Tom Kennedy:	[00:09:31]	And, by the way, we have no problem in sharing our technology with Department of Defense and making our country strong.

Maria Bartiromo:	[00:09:36]	Okay. Let me ask you this, guys, because um, you know, these hedge fund managers who are worried about getting diluted, that’s Bill Ackman and also Dan Loeb from Third Point. They say, look, they’re going to be public about this. We, we are opposing this and we’re going to go public if necessary. This $120 billion aerospace merger is all stock. Would you consider changing this and going some partly cash to appease these investors?

Greg Hayes:	[00:10:07]	Look, Maria, the, the beauty of this deal is a merger of equals at zero premium for both companies. We both get premier properties without having to pay a premium at bringing these companies together. And one of the things we don’t talk about is, of course, over the last few years, UTC has invested a lot in acquisitions whether it was Goodrich a couple of years ago or Rockwell Collins. By bringing these two companies together, we get access to Tom’s pristine balance sheet and an A rating on the debt. And with that flexibility, we can return $18 to 20 billion to our shareowners over the next three years.

That’s about double what they would have gotten with us as a standalone. So, you know, there’s no need to, to, to lever up, there’s no need to, to worry about this. This is going to be a cash machine, it’s going to be an innovation machine.

Maria Bartiromo:	[00:10:51]	So, will you be prioritizing the dividend, given this cash machine? Should we expect you to be raising the dividend over the years?

Tom Kennedy:	[00:10:58]	Well, we – both companies have done a great job on dividend over many, many years. We continue to see that moving forward and I – this merger of equals gives us the opportunity with a, a great balance sheet, a lot of power and its drive [sic]. And a lot of free cash flow generated year over year, that we believe will uh, will definitely provide significant benefit to our shareholders through, through dividends. And in some cases, some other capital deployment.

Greg Hayes:	[00:11:21]	Let me just say Maria, too, I, I know Bill and Dan are, are not perhaps happy with this deal because of the short-term dilution. The fact is on, on – you have to take the long view here. And I think as, as Tom and I have talked over these last six months, we have unlimited potential to grow this business through the innovation agenda, through all these 60,000 engineers that we have, through the $8 billion of R&D, this is going to be a powerhouse of a company that will meet all of the customer needs and provide big value to our customers over time.

Maria Bartiromo:	[00:11:50]	Any antitrust pushback are you expecting?

Tom Kennedy:	[00:11:54]

We, we don’t expect any. We’ve been through that in a lot of detail. We, we looked at both companies, we looked at any crossover between the two companies and we wind up with about a – less than 1% of our revenue in terms of overlap. In fact, one of the things I talked to Greg about, this is when we first started off, I said Greg, I don’t remember the last time our two companies competed against, against each other. We’ve been – we’re complementary. And what I mean by that, is the strong areas we are not in, they’re in. And when you combine those two areas, you get one plus one equals three across the board. So, I, I – I think this is a win-win for all. It’s a win-win for our shareholders, it’s a win-win for our employees. It’s a, you know, it’s, it’s a win-win for the, the country itself, and definitely a win for, for our customers.

We’re, we’re going to generate about a $1 billion in growth synergies starting in year four. Half of that goes back to the Department of Defense.

Maria Bartiromo:	[00:12:43]	Right.

Tom Kennedy:	[00:12:45]	Because we have to, you know, essentially disclose all our costs.

Maria Bartiromo:	[00:12:46]	Yeah.

Tom Kennedy:	[00:12:47]	They’ll get that reduction right off, that’s so $500 million a year that the U.S. Government will be getting out of this. Everybody wins.

Maria Bartiromo:	[00:12:52]	Yeah.

Tom Kennedy:	[00:12:53]	And in the end game, we build a stronger, a stronger company that has a solid technology base, a technology base that this company is willing to use to support the security of our nation. And we, we know some companies are not willing to do that.

Maria Bartiromo:	[00:13:05]	Gentlemen, thank you.

Tom Kennedy:	[00:13:06]	And so -

Maria Bartiromo:	[00:13:09]	We’ll be watching. Congratulations. Thanks so much.

Greg Hayes:	[00:13:10]	Thank you so much, Maria. Take care.

Maria Bartiromo:	[00:13:11]	Tom Kennedy and Greg Hayes joining us there.

	[00:13:13]	End of tape.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of UTC’s stockholders and Raytheon’s stockholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s stockholders, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, UTC will file a registration statement on Form S-4, which will include a document that serves as a prospectus of UTC and a joint proxy statement of UTC and Raytheon (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to UTC’s stockholders and Raytheon’s stockholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

Raytheon and UTC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Raytheon or UTC as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.